Eilenberg & Krause LLP

11 EAST 44TH STREET

NEW YORK, NEW YORK 10017

TELEPHONE: (212) 986-9700

FACSIMILE: (212) 986-2399

January 24, 2006

Ms. Kathleen Collins
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Data Systems & Software Inc Form 10-K for Fiscal Year Ended December 31, 2004 File No. 000-19771

Dear Ms. Collins:

This letter is submitted on behalf of Data Systems & Software Inc. (“we,” “DSSI” or the “Company”), in response to the comments of the Staff of the Division of Corporation Finance of the Securities and Exchange Commission in your letter of December 21, 2005 regarding the above-captioned filings.

Our numbered responses correlate to the numbers in your December 21, 2005 and we have set forth in italics the full text of the comments included in your letter for convenience purposes.

We respond to the Staff’s comments as follows:

Form 10-K for Fiscal Year Ended December 31, 2004

Report of Independent Registered Public Accounting Firm, page F-2

1.
We note your response to prior comment 1 where you indicate that the use of an auditor licensed outside of the United States was cleared in advance by the Staff. However, you did not provide the requested information, including all substantive facts and reasons, to support your basis for the use of that auditor. Please tell us (1) where the majority of your revenues are earned, (2) where the majority of your assets are located, (3) where your management and accounting records are located (4) where the majority of the audit work is conducted and any other substantive facts or reasons supporting the use of an auditor licensed outside of the United States.

In 2004, prior to the engagement of Kesselman & Kesselman (a member of PricewaterhouseCoopers International Limited) (K&K) to perform the audit of Data Systems & Software Inc. (DSSI) and its subsidiaries, we performed an analysis together with various partners of K&K and PricewaterhouseCoopers US (PwC), with respect to the appropriateness of an Israeli audit firm issuing the audit report for DSSI. PwC approached the staff and obtained its clearance on this matter.

1.  Revenues - With respect to the location where our revenues are earned, we refer to the table below.

	Year Ended December 31,
	2003	2004
Source of revenues

US based companies*	$23,090	$18,468
Israel based companies**	11,944	11,645
Total revenues	$35,034	$30,113

* US based revenues in the first quarter of 2003 include revenues of $4,700 of our no longer consolidated investment in Comverge Inc (“Comverge”). Since the first quarter of 2003, we no longer have control of Comverge and have ceased consolidating their revenues into DSSI’s consolidated statements.

** Israel based revenues in 2003, and 2004 include revenues of approximately $8,670 and $8,017, respectively, from the outsourcing consulting business which was sold in August 2005.

2.	Assets - With respect to the location of our assets, we refer to the table below.

	As at December 31,
	2003	2004
Location of assets

US based companies	$6,034	$4,916
Israel based companies*	11,640	12,109
Total assets	$17,674	$17,025

* Israel based assets in 2003, and 2004 include assets from the outsourcing consulting business, which was sold in August 2005.

	As at December 31,
	2003	2004	2005
Location of employees

US based companies	27	23	26
Israel based companies*	183	181	68
Total employees	210	204	94

* Israel based employees in 2003, and 2004 include employees involved in our outsourcing consulting business, which was sold in August 2005.

Subsequent to the spin-off and reorganization of our Israeli operations in August 2005, our Israeli operations will be slightly more extensive than our US operations.

3. Management and accounting records - Financial management is located in Israel (our Chief Financial Officer is based in Israel and the consolidation and all 10K and 10Q reports are prepared from there as well).

4. Audit work - A majority of the audit work is performed in Israel due to the relative complexity of the Software Consulting and Development segment operations (vis-a vis accounting issues) and the consolidation and audit of our reports prepared and drafted in Israel, as compared to the Computer Hardware segment operations, which are relatively simple as this segment is a VAR of computer hardware, audited in the US.

Based on the above facts and circumstances, it was deemed appropriate for an Israeli audit firm to sign the audit report for DSSI. The issue was recently revisited in light of the sale of dsIT and reorganization of our Israeli operations and we understand that this matter was discussed between representatives of PwC and Craig Olinger and Mr. Olinger stated that the staff would not object to K&K signing the report for 2005 and 2006. We shall once again review its appropriateness after 2006.

Notes to Consolidated Financial Statements

Revenue Recognition. page F-11

2.
We note your response to prior comment 4 regarding EITF 99-19’s applicability to your reseller arrangements. It is not evident from your response whether you meet the criteria of EITF 99-19 for reporting revenues on a gross basis. Help us understand the material terms and nature of your customary arrangements with suppliers. Please provide the following information:

•     Your standard reseller agreement;
•     A summary of the material terms of your agreements with suppliers;
•     A description of warranties provided to customers by you and/or your suppliers;
•     Clarify what you mean by “Databit is the primary obligor in the sales arrangement opposite the customer”;
•     Explain what you mean by “Databit has complete discretion (within economic constraints) as to the prices it charges...’’ and
•     What remedies do customers have if products or services are not delivered or there is a defect in the products. Is this remedy provided by you or your suppliers?

1.  Standard reseller agreement - Databit does not have standard reseller agreements with all of its vendors nor are all the agreements current (some are dated 2001). Databit is licensed by HP/Compaq, Dell, Apple, NEC, IBM and other major computer manufacturers as an authorized reseller of their products. Attached are a number of Databit’s reseller agreements.
2.  Summary of material terms of agreements with suppliers - Databit does not have formal written agreements with respect to terms with its suppliers. Credit terms with Databit’s primary suppliers generally provide for payment in 30 days. With respect to returns, suppliers will generally accept returns unless the packaging has been opened or it is a customized item.
3.  Description of warranties provided to customers - Databit does not provide warranties to its customers. Customers receive standard warranties that accompany the products that Databit sells from the original manufacturer. Those standard warranties generally run from one to three years. Customers may also purchase an extended warranty from the manufacturer, which is also sold by Databit on behalf of the manufacturer. Revenues with respect to the sale of these warranties are recognized at the date of the sale as Databit has no obligation to perform on these warranties. Databit’s customers may also purchase “on-site warranties” from the manufacturer. When a customer purchases an on-site warranty from Databit, Databit may in the future perform services under the warranty. In these situations, Databit is reimbursed by the manufacturer based upon the type of service provided.

4.  Databit is the primary obligor - When Databit enters into an agreement with a customer to provide certain products, it is Databit and not Databit’s supplier of those products that the customer looks to for fulfillment of the sale. Databit is the party ultimately responsible for providing the product to the customer.
5.  Databit has complete discretion … - Databit has no set pricing policies. Each customer is charged based on the best price Databit is charged by its vendor(s), their relationship with the customer, payment terms offered and other variables. Databit has complete discretion as to the prices it charges its customers. Databit’s suppliers do not dictate to Databit price floors or price ceilings. Databit’s economic constraints in determining prices are dictated by maintaining certain gross profit margins.
6.  Customer remedies - If a product or service is not delivered or performed on a timely basis (as per the customer’s Purchase Order) the customer has the right to cancel the order. If a product is found to be defective then Databit is ultimately responsible, although Databit in turn, generally gets credit from its supplier for the defective merchandise.

3.
We note your response to prior comment number 5 where you indicate that software is incidental to the sale of computer hardware and that marketing efforts are geared toward the selling of computer hardware, not computer software. Tell us whether the software is a significant focus of the marketing effort or is sold separately. Also, tell us whether you-provide post-contract customer support for the software or incur significant costs within the scope of SFAS No. 86. Refer to footnote 2 to SOP 97-2.

Software is not a focus of Databit’s marketing effort. Databit’s marketing efforts are geared towards the sale of computer hardware. Databit generally does not sell software separate from hardware. The software it sells with its hardware is not a focus of its marketing efforts and is off the shelf software that is widely available. Databit does not provide post-contract customer support for software, nor does it incur significant costs within the scope of SFAS No. 86.

Comverge, Inc. and Subsidiaries

Report of Independent Auditors

4.	We note your response to prior comment 9 where you indicate that you will file a revised Form 10-K including the auditor’s signature. Tell us when you intend to file the amended Form 10-K.

 As we discussed with the Staff, with respect to Comment No. 4 in the Staff's Letter of December 21, 2005, we confirm that DSSI intends to file the 10-K/A after first determining there are no other responses, which might necessitate amending the 10-K.

Form 10-Q for Fiscal Quarter Ended September 30, 2005

Item 4. Controls and Procedures, page 15

5.
We note your response to prior comment 11 where you discuss your consideration of Exchange Act Rules l3a-15(e) and 13a-15(f). In future filings revise to disclose, if true, that your disclosure controls and procedures are “effective to ensure that information required to be disclosed by you in the reports that you file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms and to ensure that information required to he disclosed by an issuer in the reports that it files or submits under the Exchange Act is accumulated and communicated to your management, including its principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure”.

We will so revise in future filings.

***

If you have any questions, please feel free to call the undersigned at (212) 986-9700 (extension 17).

Sincerely,

/s/ Sheldon Krause